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                                                                    EXHIBIT 99.4


                                OFFER TO PURCHASE
                      ALL COMMON SHARES IN OLICOM A/S HELD
                       BY HOLDERS OF 1,000 OR FEWER SHARES
                          FOR US$1.10 PER SHARE IN CASH

                                   ----------

                              THE OFFER WILL EXPIRE
                ON JUNE 19, 2002 AT 5:00 P.M. NEW YORK CITY TIME,
                          UNLESS THE OFFER IS EXTENDED

                                   ----------

                                                                    May 21, 2002

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

         We have been appointed by Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom"), to act as information agent in connection with an offer by Olicom to purchase all common shares, nominal value DKK 0.25 per share (the "Shares"), in Olicom held by a shareholder who holds 1,000 or fewer Shares, at US$1.10 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2002 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

         Enclosed herewith are copies of the following documents:

         1. Offer to Purchase dated May 21, 2002;

         2. Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

         3. A form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such client's instructions with regard to the Offer;

         4. Notice of Guaranteed Delivery with respect to Shares;

         5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

         6. Return envelope addressed to American Stock Transfer & Trust Company, as the Depositary.

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         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE
NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 19, 2002, UNLESS THE OFFER IS EXTENDED.

         In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates for (or a timely book-entry confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedures set forth in the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending on when certificates for Shares or book-entry confirmations with respect to shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY OLICOM, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

         Olicom will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Olicom will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed offering materials to your clients.

         Questions and requests for additional copies of the enclosed material may be directed to the Information Agent at its respective address and telephone number set forth on the back cover of the Offer to Purchase.

                                               Very truly yours,

                                               MACKENZIE PARTNERS


         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF OLICOM, THE DEPOSITARY, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.


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